EXHIBIT 99.1

Crescent Point Board Defends Shareholders From Self-Interested Activist Attack

Newcomer activist, Cation, was formed with the sole purpose of disrupting Crescent Point’s progress and installing unqualified and unsuitable nominees

CALGARY, Alberta, April 09, 2018 (GLOBE NEWSWIRE) -- Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX:CPG) (NYSE:CPG) issues the following statement to address Cation Capital Inc.’s (“Cation”) nomination of four candidates to stand for election to Crescent Point’s Board of Directors (the “Board”) at its 2018 Annual General Meeting.

Crescent Point respects and values constructive input from our shareholders and is committed to considering all of their views, but Cation seems intent on disrupting the Company’s progress with a self-interested effort to achieve short-term benefits.

Cation, which was only recently incorporated on March 29, 2018, with its sole director being Sandy Edmonstone, delayed providing notice to the Board of its four nominees until the day before the deadline for nominating directors expired under the Company’s advance notice by-law. A last-minute demand for four nominee directors from an entity which, with its nominees, holds only 0.3% of the outstanding common shares and appears to have been created for the sole purpose of creating conflict and havoc, is unreasonable and reckless. If Cation was serious about participating in our ongoing board refreshment process, we would have seen these names sooner and had the opportunity to review them, as we do with all candidates to the Board.

That said, Crescent Point has a robust engagement program that upholds the Company’s commitment to clear and transparent communication with all shareholders. As such, in the spirit of constructive engagement, a committee of independent directors (the “Committee”) has been established. The Committee’s chair took the time to meet with Cation with very little notice, at the date and time demanded. Unfortunately, at said meeting, we were disappointed in the content of the discussion as Cation failed to present an action plan or ideas of any substance for value creation for the Company or its shareholders. Furthermore, Cation did not articulate any specific shareholder support to validate its request. We, therefore, believe Cation lacks credibility and is engaged in an ill-conceived and self-serving exercise. It would be irresponsible of the Board to abruptly cater to unreasonable demands that are not in line with good governance practices.

CRESCENT POINT IS ON THE RIGHT TRACK
Crescent Point has the right board in place to achieve the objectives set out in our five-year plan in the face of this challenging, volatile market. We are committed to a very deliberate and thoughtful board renewal process and succession planning. This process is focused on adding directors who will enhance our board’s collective skillset as the Company continues to grow. This is evidenced by our addition of seven new independent members since 2014, including our recent nomination of François Langlois, a 35-year oil and gas industry veteran, to serve on our Board. As part of our robust renewal process, we also plan to add an additional new independent director in 2019.

Our strategy is centered on shareholder returns and having a strong financial position. Crescent Point’s 2018 guidance and five-year plan are on track to grow production on a per share basis within cash flow. The Board firmly believes the strategy we are currently executing uniquely positions the Company to deliver maximum long-term value to all shareholders.

CATION WILL PUT CRESCENT POINT’S FUTURE AT RISK
Cation’s public statements about Crescent Point are erroneous, based on a flawed analysis and demonstrate their limited understanding of the business and strategic plan already underway. Its interests are also inconsistent with those of the vast majority of our shareholders.

Agreeing to Cation’s demands would prohibit the Company from continuing its strategy to maximize the long-term value inherent in our high-quality asset base. Crescent Point is offering a clear path to create shareholder value while Cation is attempting to orchestrate short-term tactical manipulations with no clear plan.

The Board will not be deterred by the distractions of a short-term, self-interested activist and remains focused on the continued successful implementation of its strategic plan. We urge shareholders of all sizes to cast their vote on the WHITE proxy card and continue to support the nominees put forth by the Company, which has taken the deliberate and thoughtful actions to protect your investment.

The last day to vote is Wednesday, May 2, 2018 10:00 a.m. (MDT). If you have questions or need help voting, contact Kingsdale Advisors at 1-888-518-6559 or contactus@kingsdaleadvisors.com. There is a team standing by to provide more information on the matter.

CRESCENT POINT ENERGY CORP.

FOR FURTHER INFORMATION ON CRESCENT POINT ENERGY CORP. PLEASE CONTACT:

Ken Lamont, Chief Financial Officer, or Brad Borggard, Vice President, Corporate Planning and Investor Relations

Telephone:	(403) 693-0020	Toll free (U.S. & Canada): 888-693-0020
Fax:	(403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, AB, T2P 1G1